

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

December 19, 2008

**Via U.S. Mail and Fax**
Patricio Jimenez Barrera
Chief Financial Officer
Axtel, S.A.B. de C.V.
Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP 66215

> **RE:    Axtel, S.A.B. de C.V.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed April 30, 2008**
> **File No. 333-114196**

Dear Mr. Barrera:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview, page 18

Products and Services, page 21

1. Expand your current disclosure to set forth and discuss aggregate revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B.2 of Form 20-F.

Major Shareholders, page 61

2. Disclose the share ownership of your directors and senior management as of the most recent practicable date as required by Item 6.E of Form 20-F.

3. Disclose the total number of shares and the percentage of outstanding shares owned by each shareholder that is the beneficial owner of five percent or more of each class of your shares. Please acknowledge your understanding of this requirement in your response and indicate that you will provide the disclosure with respect to each such shareholder, including the trustee of the CPO Trust. In addition, disclose the portion of your securities held in the United States and the number of record holders in the United States. See Item 7.A of Form 20-F.

Capital Stock, page 65

4. Identify and discuss the material differences, if any, between the rights, preferences and restrictions associated with your Series A and Series B common stock.

Exhibits, page 79

5. Please include in the amended filing the CEO and CFO certifications as required Section 1350 of Chapter 63 of Title 18 of the United States Code. Please refer to the instructions to the exhibits in Form 20-F.

6. Revise this section to incorporate by reference all specific exhibits that are not filed with your Form 20-F. For example, we note that Exhibits 1.2, 4.16, 4.17, 4.19 and 8.2 are not included with this filing and are not incorporated by reference from previous filings. In addition, please include or incorporate by reference all exhibits required to be filed with Form 20-F, including the Amended and Restated Term Loan Agreement entered into with Citibank, N.A. See the Instructions as to Exhibits for Form 20-F.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me at (202) 551-3353 with any other questions.

Sincerely,


Robert Bartelmes
Senior Financial Analyst